EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2014

(In thousands)

Earnings
Net income before minority interest	$27,643
Equity earnings	(2,481)
Income distribution from equity investees	1,917
Minority interest in pretax income	(1,103)
Amortization of capitalized interest	132
Federal and state income taxes	16,188
Fixed charges	5,446
Total Earnings as Defined	$47,742

Fixed Charges
Interest expense on long-term debt and other	$4,405
Interest on rentals*	222
Amortization of debt issuance costs	176
AFUDC - borrowed funds	643
Total Fixed Charges	$5,446

Ratio of Earnings to Fixed Charges	8.77X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.